RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

August 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 7 to Offering Statement on Form 1-A

Filed August 28, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 28, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 7 to its Offering Statement on Form 1-A submitted August 22, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 7 to Offering Statement on Form 1-A

Dilution, page 20

1.	In your calculation of net tangible book value per share, after the offering, and in the footnote to the table, you have included 2,404,440 Common Stock representing $1,202,200 for principal and accrued interest. Please revise each table and the footnote to reflect the conversion of the balance for the convertible note as of March 31, 2025 of $1,754,112, plus the additional borrowings of $350,000 received subsequent to March 31, 2025

Response:

The Company has revised its dilution tables as requested in the “Dilution” section on pages 20 through 24 to reflect the March 31, 2025 information in the Filing.

The Company respectfully believes that the proposed modifications to the Filing, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer